PSM Holdings, Inc.
1112 N. Main Street
Roswell, New Mexico 88201
 Telephone (575) 624-4170

August 10, 2009

Michael R. Clampitt, Senior Attorney
Division of Corporation FinanceSecurities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	PSM Holdings, Inc.
Registration Statement on Form S-1
File No. 333-151807

Request for Effectiveness

Dear Mr. Clampitt:

Pursuant to Rule 461 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), PSM Holdings, Inc. (the “Company”) hereby requests that the registration statement of the Company on Form S-1 (Commission File No. 333-151807) be granted an effective date of August 11, 2009, 3:00 p.m. EDT, or as soon thereafter as possible.  This request for acceleration will acknowledge that the Company is aware of its obligations under the Act.  The Company further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

There is no managing or principal underwriter for this offering, and therefore the Company is not able to be joined in this request by either a managing or principal underwriter.

We appreciate your assistance in this matter.  Please feel free to contact us if further information is required.

Sincerely, /s/ James E. Kunko, CFO

cc:  Matt McNair, Staff Attorney